Exhibit 99.1

Northern Dynasty: Pebble Partnership urges new US Environmental Protection Agency Administrator to support due process, rule of law at Southwest Alaska’s Pebble Project

April 6, 2021 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reports that its 100%-owned US-based subsidiary Pebble Limited Partnership (the “Pebble Partnership”) has written to the recently confirmed Administrator of the US Environmental Protection Agency (“EPA”) Michael Regan, providing a brief status update on Alaska’s Pebble Project and urging the new Administrator to support a full and fair process for the project.

“As someone who has spoken directly about the criticality of fair process and the need for data and facts to show the path for important regulatory decisions, we hope you will advocate for this comprehensive NEPA (National Environmental Policy Act) review process as the correct way to sort through complex technical matters,” writes Pebble Partnership CEO John Shively.

The Pebble Partnership’s letter to Administrator Regan provides an overview of the federal permitting process for Pebble, which began in December 2017 with submission of a Project Description and application for a key federal permit under the Clean Water Act. It summarizes the broad federal and state regulatory agency and public participation in the Environmental Impact Statement (“EIS”) and permitting process for Pebble – including by the EPA and multiple tribal organizations – over an intensive 2½-year review.

In July 2020, the lead federal agency US Army Corps of Engineers (“USACE”) published a Final EIS, which Northern Dynasty believes represents the most relevant, objective and science-based assessment of the Pebble Project. The Final EIS found the proposed copper-gold-molybdenum-silver-rhenium mine would not affect regional water quality, fish populations or the commercial, subsistence and sport fisheries that depend on them, and would make significant socioeconomic contributions to the Bristol Bay region and the State of Alaska.

“Thus, the definitive record for the Pebble Project shows it can be developed responsibly, without harm to the Bristol Bay fishery, and for the social and economic benefit of communities closest to the proposed operation, the vast majority of whose citizens are Alaska Natives,” Shively writes.

Notwithstanding the positive findings of its Final EIS, the USACE issued a negative Record of Decision (“ROD”) for the Pebble Project in November 2020. The Pebble Partnership has initiated an administrative appeal of the USACE’s ROD and related permitting decision because, as Shively notes in his letter, “our analysis leads us to strongly believe that the record developed by USACE as set out in the Final EIS does not support conclusions used to deny the permit.”

In addition to providing background on Alaska’s Pebble Project and offering to meet with Admin. Regan and/or his staff, the Pebble Partnership urges the new EPA Administrator to support its rights for due process under the law.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under applicable law. All statements in this release, other than statements of historical facts, that address permitting, development and production for the Pebble Project are forward-looking statements. These statements include statements regarding (i) the mine plan for the Pebble Project, (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the ability to successfully appeal the negative Record of Decision and secure the issuance of a positive Record of Decision by the US Army Corps of Engineers and the ability of the Pebble Project to secure state permits, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential partnering of the Pebble Project, and (x) the ability and timetable of NDM to develop the Pebble Project and become a leading copper, gold and molybdenum producer. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project or develop the Pebble Project. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, and (v) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the inability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com